

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2021

Todd Nelson
President and Chief Executive Officer
Codex DNA, Inc.
9535 Waples Street, Suite 100
San Diego, CA 92121

Re: Codex DNA, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted April 23, 2021
CIK No. 0001850079

Dear Mr. Nelson:

We have reviewed your amended draft registration statement and have the following comment. Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment to DRS filed April 23, 2021

Results of Operations, page 70

1.   We note your response to comment 14. Please disclose the royalty term under the agreement between the company and New England Biolabs.

You may contact Al Pavot at 202-551-3738 or Julie Sherman at 202-551-3640 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Kluck at 202-551-3233 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance

Office of Life Sciences

cc: Philip Oettinger